Exhibit 12.1

PCA INTERNATIONAL, INC. AND SUBSIDIARIES  COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	For the Fiscal Year
	2002	2001	2000	1999	1998
Fixed Charges:
Net interest expense (including amortization of deferred financing costs)	$28,610	$29,683	$29,107	$28,746	$15,448

Fixed charges	$28,610	$29,683	$29,107	$28,746	$15,448

Earnings:
Income (loss) from continuing operations before income taxes	$(493)	$(17,385)	$(9,716)	$(15,335)	$(24,576)
Fixed charges	28,610	29,683	29,107	28,746	15,448

Earnings	$28,117	$12,298	$19,391	$13,411	$(9,128)

Deficiency of earnings to fixed charges	$(493)	$(17,385)	$(9,716)	$(15,335)	$(24,576)

Ratio of earnings to fixed charges	—	—	—	—	—